

Mail Stop 4631

May 3, 2010

By U.S. Mail

Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square
Suite 805
Lansing, MI 48933

Re: Kraig Biocraft Laboratories, Inc.
   Amendment No. 3 to Registration Statement on Form S-1
   Filed April 22, 2010
   File No. 333-162316
   Annual report on Form 10-K
   Filed April 15, 2010
   File No. 333-162316

Dear Mr. Thompson:

   We have reviewed your filing and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We have reviewed your draft of revised quarterly financial statements for the period
   ended September 30, 2009 you included in your response. Please ensure that you revise
   your financial statements to reflect your stock dividend as a stock split.

Financial Statements

Note 4. Commitments and Contingencies, page F-14

2.   We have reviewed your response to comment six in our letter dated February 2, 2010.
   We note your disclosure on page F-17 of your S-1 that your derivative liability was
   $2,448,924 at March 1, 2009. It is therefore unclear to us why you have not recognized a
   liability at March 31, 2009. Please explain. In addition, please tell us if there was any
   accrued salary prior to March 31, 2009.

Annual Report on Form 10-K

Exhibit 31.1

3.   We note that you have included the titles of the certifying officer in the first sentence of the certification. In future filings, please do not include the titles of the certifying officer in the first sentence.

*   *   *

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Patricia Armelin, Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Richard C. Fox, Esq. (Via Facsimile 603-778-9911)
William Dauber, Esq. (Via Facsimile 212-886-2399)
Fox Law Offices, P.A.
131 Court Street, #11
Exeter, NH 03833